                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K
                                  ANNUAL REPORT

                        PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934

                                   (Mark One)

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934

         For the fiscal year ended                 DECEMBER 31, 1999
                                  ---------------------------------------------
         OR

         [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         Commission file number
                               -------------

         A. Full title of the plan and the address of the plan, if different from that of the issuer name below:

         DANSKIN, INC. SAVINGS PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                               530 Seventh Avenue
                            New York, New York 10018

                                    CONTENTS


                                                                            Page
                                                                            ----
Report of Independent Certified Public Accountants                          F-3

Financial Statements

 Statements of Net Assets Available for Plan
  Benefits as of December 31, 1999 and
  December 31, 1998                                                         F-4

 Statements of Changes in Net Assets Available
  for Plan Benefits for the Years ended
  December 31, 1999 and December 31, 1998                                    F-5

 Notes to Financial Statements                                           F-6 - F-11

Supplemental Schedules

 Report of Independent Certified Public Accountants on
  Supplemental Schedules                                                    F-13

 Line 27a - Schedule of Assets Held for Investment Purposes as of
  December 31, 1999                                                         F-14

 Line 27d - Schedule of Reportable Transactions for the year ended
  December 31, 1999                                                     F-15 - F-16

Exhibit

  23.1  Consent of Independent Certified Public Accountants


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Trustees
 DANSKIN, INC. SAVINGS PLAN

We have audited the accompanying statements of net assets available for plan benefits of Danskin, Inc. Savings Plan (the "Plan") as of December 31, 1999 and December 31, 1998 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Danskin, Inc. Savings Plan as of December 31, 1999 and December 31, 1998 and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.





GRANT THORNTON LLP

New York, New York
June 20, 2000

                           Danskin, Inc. Savings Plan

                            STATEMENTS OF NET ASSETS
                             AVAILABLE FOR BENEFITS

                                  December 31,


                                    ASSETS           1999          1998
                                                  -----------   ----------
Cash and cash equivalents                         $   129,406   $   74,262
Investments                                         6,865,178    7,038,357
Participant Loans                                     101,758      250,974
                                                  -----------   ----------
                                                    7,096,342    7,363,593

                                  LIABILITIES

Accrued expenses                                      (13,645)         --
                                                  -----------   ----------

Net assets available for benefits                 $ 7,082,697   $7,363,593
                                                  -----------   ----------
                                                  -----------   ----------








THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                           Danskin, Inc. Savings Plan

                       STATEMENTS OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS

                             Year ended December 31,


                                                     1999           1998
                                                  -----------    -----------
Additions to net assets attributed to
 Investment income
  Net appreciation in fair value of investments   $   811,212    $   808,780
  Interest and dividends                              216,365        189,383
                                                  -----------    -----------
                                                    1,027,577        998,163
 Contributions
  Participants                                        532,885        603,252
  Employer                                            109,808        136,028
  Rollover                                             13,751         13,420
                                                  -----------    -----------

                                                      656,444        752,700

   Total additions                                  1,684,821      1,750,863

Deductions from net assets attributed to
 Withdrawals and distributions                      1,932,235      1,510,662
 Forfeitures                                            8,386         26,564
 Administrative expenses                               24,296         29,695
                                                  -----------    -----------

   Total deductions                                 1,964,917      1,566,921
                                                  -----------    -----------

   NET (DECREASE) INCREASE                           (280,896)       183,942

Net assets available for benefits at
 Beginning of year                                  7,363,593      7,179,651
                                                  -----------    -----------

 End of year                                      $ 7,082,697    $ 7,363,593
                                                  -----------    -----------
                                                  -----------    -----------








THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                           Danskin, Inc. Savings Plan

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1999 and 1998

NOTE A - DESCRIPTION OF PLAN

    The following description of the Danskin, Inc. (the "Company" or "Sponsor") Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

    The Plan is a defined contribution plan subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan became effective July 22, 1986 and was established to provide deferred compensation to all nonunion, full-time salaried employees following attainment of age 21, and all nonunion part-time salaried employees following completion of "Eligibility Service," as defined in the Plan document.

    CONTRIBUTIONS

    Each participant may elect to contribute to the Plan by any whole percentage between 1% and 15%. Employee contributions up to 6% of the employee's salary are matched by the Company at a rate of 25%. The Company may, at its discretion, make an additional annual contribution to the Plan which is allocated to employees based upon their compensation. Effective January 1, 1994, the Plan was amended to allow such discretionary contributions to be made in cash or in shares of Danskin, Inc. Common Stock. These employee, Company match and discretionary Company contributions are all deposited in the investment programs made available by the Plan in multiples of 10% as directed by the participant. In the case of discretionary contributions made in shares of Danskin, Inc. Common Stock, such contribution is deposited in the Danskin, Inc., Company Stock Fund. Such election by the participant may be revised on a monthly basis. In addition, the participant may transfer assets among funds as of the first of the month, but no more often than once every three consecutive months.

    Any amounts forfeited by terminated participants are used to reduce Company matching contributions. For the years ended December 31, 1999 and 1998, respectively, approximately $8,386 and $26,564 were forfeited and used to reduce the Company match.

    ALLOCATIONS AND VESTING

    Investment income by fund is allocated to individual accounts monthly based on the proportion each account bears to the total of all account balances within the fund which earned the income.

                           Danskin, Inc. Savings Plan

                           December 31, 1999 and 1998

NOTE A (CONTINUED)

    Plan participants are at all times 100% vested in the value of their contributions and rollover accounts. Participants who were eligible participants on June 30, 1989 are 100% vested in the value of their Company match and discretionary Company contributions. For employees who became eligible participants in the Plan after June 30, 1989, all company-matching contributions vest in accordance with the following schedule:


     YEARS OF COMPANY SERVICE              PERCENTAGE VESTED
     ------------------------              -----------------
          Less than 3                             0%
          3                                      33%
          4                                      66%
          5                                     100%



    Participants also become 100% vested in their Company match and discretionary Company contribution accounts upon termination of employment due to death or disability, retirement or termination of the Plan.

    Upon termination of employment, any portion of a participant's company-matching account that is not vested is forfeited. Forfeitures are used to reduce subsequent Company contributions.

    BENEFIT DISTRIBUTIONS

    Upon termination for any reason, participants are entitled to all of their vested balances in a lump-sum payment, or with respect to the Danskin, Inc. Company Stock Fund, may elect to receive that portion of their distribution in shares of Company stock.

    The Plan includes a loan feature whereby participants may borrow up to 50% of their vested account balances (minimum $1,000, maximum $50,000). Such loans are at the discretion of the Employee Benefits Committee and are repayable within five years (up to ten years for loans to buy a primary residence) and bear interest at a rate in conformity with Department of Labor Regulations. The Plan also includes a provision for withdrawals under certain circumstances, as defined in the Plan, under which participants may withdraw all or a portion of their vested account balances. Under the Plan, a participant may not replace any amounts voluntarily withdrawn.

    The Company has the right to modify or amend the Plan in whole or in part at any time, provided such amendment does not reduce accrued benefits.

                           Danskin, Inc. Savings Plan

                           December 31, 1999 and 1998

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    1.   BASIS OF PRESENTATION

         The accompanying financial statements have been prepared on the accrual basis of accounting; however, obligations for withdrawals and distributions are recorded when paid.

    2.   VALUATION OF INVESTMENTS

         Investments included in the statements of net assets available for plan benefits are recorded in the following manner:

         Travelers Insurance Capital Preservation Fund - Twelve-month instruments bearing interest at market rates which are valued at cost, which approximates market value.

         Fidelity Advisor Growth Opportunities Portfolio - at fair value based on quotation from NASDAQ.

         Fidelity Advisor High Yield Fund - at fair value based on quotation from NASDAQ.

         MSF Emerging Growth Fund - at fair value based on quotation from NASDAQ.

         Vanguard Index Fund - at fair value based on quotation from NASDAQ.

         Danskin, Inc. Company Stock Fund - at fair value based on bid quotations from the "pink slips" published by the National Quotation Bureau.

    3.   ADMINISTRATIVE EXPENSES

         Administrative expenses incurred by the Plan have been absorbed by the Plan.

    4.   USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported

                           Danskin, Inc. Savings Plan

                           December 31, 1999 and 1998

NOTE B (CONTINUED)

         amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

    5.   RISKS AND UNCERTAINTIES

         The Plan provides for various investment options in any combination of stocks, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

NOTE C - MONEY MARKET OBLIGATIONS TRUST

         All investment and withdrawal activity is processed through liquid assets holding accounts held by the Trustee. Such accounts are considered cash equivalents and all funds deposited remain for periods not to exceed ninety days. These accounts are not participant-directed investment options, but rather a flow-through vehicle for processing investment and withdrawal activity.

NOTE D - INVESTMENT FUNDS

         The following presents investments that represent five percent or more of the Plan's assets:


                                                         1999         1998
                                                      ----------   -----------
Travelers Insurance Capital Preservation Fund
    1,793,749 and 1,891,475 shares, respectively      $1,793,749   $1,891,475
Fidelity Advisory Growth Opportunity Fund
    48,454 and 48,638 shares, respectively             2,260,864    2,442,114
Fidelity Advisor High Yield Fund
    50,184 and 61,100 shares, respectively               570,591      692,258
MFS Service Trust II - Emerging Growth Fund Class A
    18,346 and 24,897 shares, respectively             1,221,642    1,110,416
Vanguard Index Trust 500 Portfolio
    6,871 and 7,195 shares, respectively                 929,830      819,924


                           Danskin, Inc. Savings Plan

                           December 31, 1999 and 1998

NOTE D (CONTINUED)

         During 1999, the Plan's investments (including realized and unrealized gains and losses) appreciated in value by $811,212 as follows:

              Mutual funds                                      $   807,885
              Common stock                                            3,327
                                                                -----------
                                                                $   811,212


NOTE E - TERMINATION OF THE PLAN

         Although it has not expressed any intent to do so, the Company, by action of its Board of Directors, may terminate the Plan for any reason and at any time subject to the provisions of ERISA. Upon termination of the Plan, the rights of participants to the benefits accrued under the Plan to the date of termination become fully vested.

NOTE F - TAX STATUS

         The Plan is intended to be qualified under section 401(a) of the Internal Revenue Code of 1986 (the "Code") and is intended to be exempt from taxation under section 501(a) of the Code. The Plan received a favorable IRS determination letter dated February 2, 1996. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and the related trust was tax-exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE G - ACCOUNTING FOR DISTRIBUTION TO WITHDRAWN PARTICIPANTS

         All amounts elected to be withdrawn by participants are recorded only when disbursed by the Plan. As of December 31, 1999 and December 31, 1998, $158,749 and $19,147, respectively, has been allocated to accounts of persons who have withdrawn from participation in the earnings and operations of the Plan, but for which disbursement of these funds from the Plan has not yet been made.

                           Danskin, Inc. Savings Plan

                           December 31, 1999 and 1998

NOTE G (CONTINUED)

         The following is a reconciliation of net assets available for plan benefits reported on the financial statements to the Form 5500:


                                                                       DECEMBER 31,
                                                                 ------------------------
                                                                    1999          1998
                                                                 ----------    ----------
              Net assets available for plan benefits per
               the financial statements                          $7,082,697    $7,363,593
              Amounts allocated to withdrawing participants        (158,749)      (19,147)
                                                                 ----------    ----------

              Net assets available for plan benefits
               per the Form 5500                                 $6,923,948    $7,334,446
                                                                 ----------    ----------
                                                                 ----------    ----------



         The following is a reconciliation for withdrawals per the financial statements to the Form 5500:


                                                                       DECEMBER 31,
                                                                 ------------------------
                                                                    1999          1998
                                                                 ----------    ----------
              Withdrawals per the financial statements           $1,932,235    $1,510,662
              Add current amounts allocated to withdrawals          158,749        19,147
              Less prior year withdrawal allocations                (19,147)     (173,357)
                                                                 ----------    ----------

               Withdrawals per the Form 5500                     $2,071,837    $1,356,452
                                                                 ----------    ----------
                                                                 ----------    ----------


         Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefits processed and approved for payment prior to December 31, 1999 and December 31, 1998, but not yet paid as of that date.

                             SUPPLEMENTAL SCHEDULES

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
                            ON SUPPLEMENTAL SCHEDULES


DANSKIN, INC. SAVINGS PLAN

Our audits were conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole, of the Danskin, Inc. Savings Plan, as of, and for the year ended December 31, 1999. The supplemental schedules, shown on pages 14 to 16, are presented for the purpose of additional analysis, and are not a required part of the basic financial statements, but are supplementary information required by the Rules and Regulations of the Department of Labor for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the management of the Plan. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.




New York, New York
June 20, 2000

                           Danskin, Inc. Savings Plan

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                              FORM 5500, LINE 27(a)

                                December 31, 1999

Employer Identification Number 72-1284179


                                           Number of
                                            shares/                   Market
                                           Par Value     Cost         Value
                                           ---------   ----------   ----------
Pooled Funds
 Travelers Insurance
  Capital Preservation Fund                1,793,749   $1,793,749   $1,793,749*

Mutual Funds
 Fidelity Advisory Growth Opportunity         48,454    1,721,235    2,260,864*
 Fidelity Advisor High Yield Fund             50,184      602,457      570,591*
 MFS Service Trust II - Emerging Growth
  Fund Class A                                18,346      539,733    1,221,642*
 Vanguard Index Trust 500 Portfolio            6,871      574,695      929,830*

Common Stock
 Danskin, Inc.                                84,127      170,226       88,502
                                                       ----------   ----------

  Total investments                                     5,402,095    6,865,178

Loan (8.5% interest rate)                                 101,758      101,758
Cash and cash equivalents                                 129,406      129,406
                                                       ----------   ----------

  Total assets held for investments
   purposes                                            $5,633,259   $7,096,342
                                                       ----------   ----------
                                                       ----------   ----------



*Type of investment exceeds 5% of the Plan's net assets at the beginning of the Plan year.

                           Danskin, Inc. Savings Plan

                     SCHEDULE OF 5% REPORTABLE TRANSACTIONS
                              FORM 5500, LINE 27(d)

                          Year ended December 31, 1999

                               SINGLE TRANSACTIONS

There were no reportable single transactions.

                           Danskin, Inc. Savings Plan

                     SCHEDULE OF 5% REPORTABLE TRANSACTIONS
                              FORM 5500, LINE 27(d)

                          Year ended December 31, 1999

      Series of transactions in the same security and with the same person


                                                                          Net gain
Description                        Purchase      Sales         Cost       or (Loss)
-----------                       ----------   ----------   ----------   ----------
Mutual Funds
 Fidelity Advisors Growth
  Opportunities Portfolio         $   59,780   $  445,166   $  294,060   $  151,106
 Number of transactions                    4            8

MFS Service Trust II
 Emerging Growth Fund Class A     $   33,627   $  391,102   $  220,448   $  170,654
 Number of transactions                    4            8

Cash and cash equivalents
 Money Market Obligations Trust   $1,832,530   $1,862,050   $1,862,050           --
 Number of transactions                   55           91





There were no reportable series of nonsecurity transactions with the same person.